[CALAVO GROWERS, INC. LETTERHEAD]
March 4, 2010
Via Electronic Transmission and Federal Express
Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Calavo Growers, Inc. — Annual Report on Form 10-K — Filed January 11, 2010 — File No. 000-33385
Dear Mr. Reynolds:
     By letter dated February 17, 2010, you provided Calavo Growers, Inc., a California corporation (the “Company”), with one comment regarding Exhibit 10.8 that is referenced on the Company’s Form 10-K filed on January 11, 2010. Specifically, you noted that Exhibit 10.8 had not been filed in its entirety. Exhibit 10.8 was lacking Exhibit B which was being referenced.
     In our next periodic report, we will file Exhibit 10.8 in its entirety, including Exhibit B, which was missing in the previous filing.
     The Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2.	Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ James Snyder
James Snyder
Corporate Controller Calavo Growers, Inc.